================================================================================
     As filed with the Securities and Exchange Commission on February 4, 1999

                                             Registration Statement No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

 ------------------------------------------------------------------------------

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 --------------

                         MARTIN MARIETTA MATERIALS, INC.
             (Exact name of registrant as specified in its charter)

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          NORTH CAROLINA                                     1400                                      56 1848578

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 (State or other jurisdiction of          (Primary Standard Industrial Classification    (I.R.S. Employer Identification Number)
  incorporation or organization)                          Code Number)
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                                 --------------

                                2710 Wycliff Road
                             Raleigh, NC 27607-3033
                                 (919) 781-4550
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             Bruce A. Deerson, Esq.
                       Vice President and General Counsel
                         Martin Marietta Materials, Inc.
                    2710 Wycliff Road, Raleigh, NC 27607-3033
                                 (919) 781-4550
   (Address, including zip code, and telephone number, including area code, of agent for service)
                                 --------------

                                 with copies to:
                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                  787 Seventh Avenue, New York, New York 10019
                                 (212) 728-8000
       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the securities registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                                                   -----------
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                 ------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                    -----------
                         CALCULATION OF REGISTRATION FEE

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        Title of each class of        Amount to be    Proposed maximum offering        Proposed maximum          Amount of
     securities to be registered       registered           price per unit         aggregate offering price   registration fee
-------------------------------------------------------------------------------------------------------------------------------
5.875% Notes due 2008                 $200,000,000               100%                    $200,000,000             $55,600
-------------------------------------------------------------------------------------------------------------------------------
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         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

                  SUBJECT TO COMPLETION DATED FEBRUARY 4, 1999

                         MARTIN MARIETTA MATERIALS, INC.

                                OFFER TO EXCHANGE
                ALL OUTSTANDING 5.875% NOTES DUE DECEMBER 1, 2008
              ($200,000,000 AGGREGATE PRINCIPAL AMOUNT OUTSTANDING)

                                       FOR

                       5.875% NOTES DUE DECEMBER 1, 2008
                              registered under the
                             Securities Act of 1933

                                       OF

                         MARTIN MARIETTA MATERIALS, INC.

                             TERMS OF EXCHANGE OFFER

          - Expires 5:00 p.m., New York City time, , 1999, unless extended

          - Not subject to any condition other than that the Exchange Offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

          - All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

          - Tenders of outstanding notes may be withdrawn any time prior to 5:00 p.m. on the business day prior to expiration of the Exchange Offer

          - The exchange of notes will not be a taxable exchange for United States federal income tax purposes

          -         We will not receive any proceeds from the Exchange Offer

          - The terms of the notes to be issued are substantially identical to the outstanding notes, except for certain transfer restrictions and registration rights relating to the outstanding notes

                                  -----------

  CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 13 OF THIS PROSPECTUS

                                  -----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES TO BE DISTRIBUTED
      IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED
       THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                 The date of this Prospectus is         , 1999


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the permitted.

                                TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS........................................................................................3
WHERE YOU CAN FIND MORE INFORMATION...............................................................................3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................................................3
SUMMARY...........................................................................................................5
         The Exchange Offer.......................................................................................5
         The Company..............................................................................................5
         Recent Developments......................................................................................5
         Principal Executive Offices..............................................................................6
         Summary of the Terms of the Exchange Offer...............................................................6
         Summary Description of the New Notes....................................................................10
         Selected Consolidated Historical Financial Data.........................................................11
RISK FACTORS.....................................................................................................13
         Cyclicality and Seasonality of Aggregates Business......................................................13
         Geographic Concentration of Aggregates Business.........................................................13
         Dependence of Magnesia-based Product Sales on Steel Industry; Competition...............................13
         Environmental and Other Regulatory Matters; Litigation..................................................13
         Liquid Trading Market for Notes May Not Develop.........................................................14
         Consequences of Failure to Exchange.....................................................................14
RATIO OF EARNINGS TO FIXED CHARGES...............................................................................15
USE OF PROCEEDS..................................................................................................15
THE EXCHANGE OFFER...............................................................................................16
         General.................................................................................................16
         Expiration Dates; Extensions; Amendments................................................................18
         Interest on the New Notes...............................................................................18
         Procedure for Tendering.................................................................................18
         Guaranteed Delivery Procedure...........................................................................20
         Withdrawal of Tenders...................................................................................21
         Termination.............................................................................................21
         Exchange Agent..........................................................................................22
         Fees and Expenses.......................................................................................22
         Federal Income Tax Consequences.........................................................................22
CAPITALIZATION...................................................................................................24
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA..................................................................25
BUSINESS.........................................................................................................27
         Aggregates..............................................................................................27
         Magnesia and Other Specialty Products...................................................................27
         Recent Developments.....................................................................................28
DESCRIPTION OF THE NEW NOTES.....................................................................................29
         General.................................................................................................29
         Redemption; Sinking Fund................................................................................30
         Amendment, Supplement and Waiver........................................................................30
         Certain Covenants.......................................................................................30
         Default and Remedies....................................................................................33
         Defeasance..............................................................................................34
         Governing Law...........................................................................................35
         Trustee.................................................................................................35
         Form of Notes...........................................................................................35
PLAN OF DISTRIBUTION.............................................................................................36
LEGAL MATTERS....................................................................................................36
EXPERTS..........................................................................................................36
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


                           FORWARD-LOOKING STATEMENTS

         This Prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks and uncertainties, including, among other things, those relating to political, economic, regulatory, climatic, competitive, technological and other factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus might not occur.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and accordingly we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy reports, proxy statements and other information at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. You also may obtain copies of periodic reports, proxy statements and other information at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You also may access this information electronically through the Commission's web site on the Internet at http://www.sec.gov. This web site contains reports, proxy statements and other information regarding registrants such as ourselves that have filed electronically with the Commission.

         This Prospectus is a part of a Registration Statement filed by us with the Commission under the Securities Act of 1933. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto. As such we make reference in this Prospectus to the Registration Statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the Registration Statement and the exhibits and schedules thereto. You should be aware that statements contained in this Prospectus concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

         We will file with First Union National Bank, which acts as trustee pursuant to the indenture under which the new notes will be issued, within 15 days after we file with the Commission, copies of all of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may prescribe) which we are required to file with the Commission pursuant to Section 13(a) and Section 15(d) of the Exchange Act. We will also provide such other information as is required pursuant to Section 314(a) of the Trust Indenture Act of 1939.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We hereby incorporate by reference into this Prospectus the following documents or information filed with the Commission (File No. 1-12744):

          (a) the Company's Annual Report on Form 10-K for the fiscal ended December 31, 1997 (the "1997 10-K");

          (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

          (c) the Company's Current Reports on Form 8-K filed on October 9, 1998, December 8, 1998 and February 2, 1999; and

          (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Registration Statement of which this Prospectus is part and prior to the effectiveness thereof or subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

         For purposes of this Prospectus, statements contained herein (or documents incorporated or deemed to be incorporated herein) will be considered modified or superseded to the extent that a subsequent statement contained herein (or a subsequently filed document incorporated or deemed to be incorporated herein) modifies them. Statements or documents that are so modified or superseded will not be considered part of this Prospectus, except as so modified or superseded.

         This Prospectus incorporates important business and financial information about the Company that is not included in or delivered with the document. This information is available to you without charge upon written or oral request to Roselyn Bar, Corporate Secretary and Associate General Counsel, Martin Marietta Materials, Inc., 2710 Wycliff Road, Raleigh, NC 27607-3033, telephone number (919) 783-4603. To obtain timely delivery, you must request the information no later than five business days before the date the Exchange Offer
expires. YOU MUST REQUEST THIS INFORMATION BY       , 1999.

                                 -------------

         This Exchange Offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the Securities or Blue Sky laws of such jurisdiction.

                                     SUMMARY

         This Summary may not contain all the information that may be important to you. You should read the entire Prospectus, including the financial data and related notes, before making an investment decision. The terms the "Company," "our company" and "we" as used in this Prospectus refer to "Martin Marietta Materials, Inc." and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

THE EXCHANGE OFFER

          On December 7, 1998, we completed the private offering of $200 million of 5.875% Notes due 2008. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to deliver to you this Prospectus and to complete the Exchange Offer within 225 days of the issuance of the 5.875% Notes due 2008. You are entitled to exchange in the Exchange Offer your outstanding notes for registered notes with substantially identical terms. If the Exchange Offer is not completed within 225 days of the issuance of the 5.875% Notes due 2008, then the interest rates on the notes will be increased by 0.25% for the first 90 days after such time and by an additional 0.25% thereafter, until the Exchange Offer is completed. You should read the discussion under the headings "Summary Description of the New Notes" and "Description of the New Notes" for further information regarding the registered notes.

          We believe that the notes issued in the Exchange Offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the headings "Summary of the Terms of Exchange Offer" and "The Exchange Offer" for further information regarding the Exchange Offer and resale of the notes.

THE COMPANY

         We are the United States' second largest producer of aggregates and also manufacture and market magnesia-based products. Our aggregates segment processes and sells granite, sandstone, limestone and other aggregates products for use in all sectors of the public infrastructure, industrial, commercial and residential construction industries. Through our Magnesia Specialties Division, we manufacture and market dolomitic lime and magnesia and other specialty products, including heat-resistant refractory products for the steel industry and magnesia and other specialty chemicals products for industrial, agricultural and environmental uses, including wastewater treatment, sulphur dioxide scrubbing and acid neutralization. In 1998, our aggregates business accounted for 87% of our total revenues and our magnesia and other specialty products segment accounted for 13% of our total revenues.

         You should read the discussion under the heading "Business" for further information regarding the Company.

RECENT DEVELOPMENTS

         On December 4, 1998, we acquired the common stock of Redland Stone Products Company from an affiliate of Lafarge SA for $272 million in cash plus normal balance sheet liabilities, subject to certain post-closing adjustments relating to working capital, plus approximately $8 million for certain other assumed liabilities and transaction costs. We did not assume any long-term debt of Redland Stone. Redland Stone is the leading producer of aggregates and asphaltic concrete in the State of Texas and has mineral reserves which exceed
1.0 billion tons. Redland Stone serves the San Antonio, Houston and South Texas areas. Aggregates production in 1998 for Redland Stone was approximately 14 million tons, asphaltic concrete production was approximately 3 million tons and revenue was approximately $131 million. Redland Stone is operated as a new division of the Company, with its headquarters in San Antonio.

         As of October 31, 1998, we purchased an initial 14% interest in the business of Meridian Aggregates Company. The transaction provides a mechanism for the Company to purchase the remaining interest in Meridian at a predetermined formula price within five years, and the Meridian investors may require the Company to purchase their interests beginning December 31, 2000, accelerated only by the death of an investor. Meridian operates 26 aggregates production facilities and eight rail-served distribution yards in 11 states in the southwestern and western United States with approximately 1.4 billion tons of mineral reserves. Meridian's revenue in 1998 was approximately $146 million on sales of over 23 million tons.

         On January 26, 1999, we issued a press release reporting sales and earnings for the three-month and full-year periods ended December 31, 1998. For the full year, sales were $1.058 billion, an increase of 17% over sales of $900.9 million in 1997. Earnings from operations rose 21% to $196.6 million, while net earnings rose 17% to $115.6 million. Earnings per share improved to $2.48 per diluted share from $2.13 in the prior year. At December 31, 1998, long-term debt including current maturities on long-term debt and commercial paper was $617.8 million and the debt to total capitalization ratio was 48%. Shareholders' equity at December 31, 1998 was $667.7 million.

PRINCIPAL EXECUTIVE OFFICES

         Our executive offices are located at 2710 Wycliff Road, Raleigh, NC 27607-3033, telephone number (919) 781-4550.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

          The Exchange Offer relates to the exchange of up to $200 million aggregate principal amount of outstanding notes for an equal aggregate principal amount of new notes. The new notes will be obligations of the Company entitled to the benefits of the indenture governing the outstanding notes. The form and terms of the new notes are identical in all material respects to the form and terms of the outstanding notes except that the new notes have been registered under the Securities Act, and therefore are not entitled to the benefits of the registration rights agreement that was executed as part of the offering of the outstanding notes. The registration rights agreement provides for registration rights with respect to the outstanding notes and for certain contingent increases in the interest rates of the outstanding notes if the Company fails to meet certain registration obligations under the agreement.

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Registration Rights Agreement...........    You are entitled  to  exchange  your  notes  for  registered  notes  with substantially identical terms. The Exchange Offer is intended to satisfy these rights. After the
                                            Exchange Offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.

The Exchange Offer......................    We are  offering to exchange  $1,000  amount of 5.875% Notes due 2008 which have been registered under the Securities Act for each $1,000 principal amount of our outstanding 5.875% Notes due 2008 which were issued in December 1998 in a private offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. As of this date there are $200 million principal amount of notes outstanding. We will issue new notes on or promptly after the expiration the Exchange
                                            Offer.

Resale of the New Notes.................    Based on an  interpretation  by the staff of the  Commission  set forth in no-action letters issued to third parties, including "Exxon Capital Holdings Corporation"
                                            (available May 13, 1988), "Morgan Stanley & Co. Incorporated" (available June 5, 1991),
                                            "Mary Kay
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
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                                            Cosmetics, Inc." (available June 5, 1991) and "Warnaco, Inc." (available October 11,
                                            1991), we believe that the notes issued in the Exchange Offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

                                            -          the notes issued in the Exchange Offer are being acquired in the ordinary course of business;

                                            -          you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the notes issued to you in the Exchange Offer;

                                            -          you are not a broker-dealer who purchased such outstanding notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

                                            -          you are not an "affiliate" of ours.

                                            If you do not meet all of the above conditions and you transfer any note issued to you in the Exchange Offer without delivering a prospectus meeting the requirements of the
                                            Securities Act or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

                                            Each broker-dealer that is issued notes in the Exchange Offer for its own account in exchange for notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the notes issued in the Exchange Offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this Prospectus for an offer to resell, resale or other retransfer of the notes issued to it in the Exchange Offer.

                                            We have agreed to keep the Registration Statement effective starting with the time the new notes are first issued and ending on the earlier of 180 days after the Exchange
                                            Offer is completed or the time when broker-dealers referred to in the paragraph above no longer own any old notes. We believe that no registered holder of the outstanding notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the
                                            Company. The Exchange Offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this Exchange
                                            Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date.........................    The  Exchange  Offer  will  expire  at 5:00  p.m.,  New  York  City  time,
                                                 , 1999, unless we decide to extend the expiration date.

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

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Accrued Interest on the Exchange
Notes and the Outstanding Notes.........    The new notes  will bear  interest  from  December  7,  1998.  Holders  of outstanding notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such outstanding notes accrued from December 7, 1998 to the date of the issuance of the new notes. Consequently, holders who exchange their outstanding notes for new notes will receive the same interest payment on June 1, 1999
                                            (the first interest payment date with respect to the outstanding notes and the new notes to be issued in the Exchange Offer) that they would have received had they not accepted the Exchange Offer.

Termination of the Exchange Offer........   We may terminate the Exchange Offer if we determine that our ability to proceed with the
                                            Exchange Offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation. We do not expect any of the foregoing conditions to occur, although there can be no assurance that such conditions will not occur. You will have certain rights against our Company under the registration rights agreement executed when we issued the outstanding notes should we fail to consummate the
                                            Exchange Offer.

Procedures for Tendering
Outstanding Notes........................   The outstanding notes were issued in the form of one global note which was deposited with the Depositary Trust Company ("DTC"). Holders of the outstanding notes own certificateless interests in the global note evidenced by records in book-entry form maintained by DTC.

                                            If you are a holder of an outstanding note in book-entry form and you wish to tender your note for exchange pursuant to the Exchange Offer, you must transmit to First Union
                                            National Bank, as exchange agent, on or prior to the Expiration Date:

                                            either

                                            -          a properly completed and duly executed Letter of Transmittal, which accompanies this Prospectus, or a facsimile of the Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the
                                                       Exchange Agent at the address set forth on the cover page of the Letter of
                                                       Transmittal; or

                                            -          a computer-generated message transmitted by means of the Automated Tender
                                                       Offer Program system of DTC and received by the Exchange Agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the Letter of Transmittal;

                                            and, either

                                            -          a timely confirmation of book-entry transfer of your outstanding notes into the Exchange Agent's account at DTC
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                                       8

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                                                       pursuant to the procedure for book-entry transfers described in this
                                                       Prospectus under the heading "The Exchange Offer--Procedure for Tendering,"
                                                       must be received by the Exchange Agent on or prior to the Expiration Date;
                                                       or

                                            -          the documents necessary for compliance with the guaranteed delivery procedures described below.

                                            Under certain circumstances, if you are a holder of outstanding notes in book-entry form, you are entitled to receive certificated notes in exchange for your book entry notes. You can find a description of these circumstances under the heading "Description of New Notes-Form of Notes." However, as of this date, no certificated notes were issued and outstanding. If you acquire certificated notes prior to the Expiration Date, you must tender them in accordance with the procedures described in this Prospectus under the heading "Exchange Offer-Procedure for Tendering."

                                            By executing the Letter of Transmittal, each holder will represent to us that, among other things, (i) the notes to be issued in the Exchange Offer are being obtained in the ordinary course of business of the person receiving such new notes whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes and (iii) neither the holder nor any such other person is an "affiliate" of the Company as defined in Rule 405 under the Securities Act.

Special Procedures for Beneficial
Owners..................................    If you are the beneficial  owner of notes and your name does not appear on a security position listing of DTC as the holder of such notes, or if you are a beneficial owner of notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the Exchange Offer, you should promptly contact the person in whose name your notes are registered and instruct such person to tender on your behalf. If you wish to tender on your own behalf you must, prior to executing the Letter of Transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed Delivery Procedures..........    If you wish to tender your notes and time will not permit  your  documents to reach the
                                            Exchange Agent by the Expiration Date, or the procedure for book-entry transfer cannot be completed on time or certificates for your notes cannot be delivered on time, you may tender your notes pursuant to the procedures described in this Prospectus under the heading "The Exchange Offer-Guaranteed Delivery Procedure."

Withdrawal Rights.......................    You may  withdraw the tender of your notes at any time prior to 5:00 p.m., New York
                                            City time, on,           , 1999, the business day prior to the Expiration Date.
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Acceptance of Outstanding Notes
and Delivery of Exchange Notes..........    Subject to certain  conditions (as summarized above in "Termination of the Exchange
                                            Offer" and described more fully under the heading "The Exchange Offer-Termination"), we will accept for exchange any and all outstanding notes which are tendered in the
                                            Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The notes issued pursuant to the Exchange Offer will be delivered promptly following the
                                            Expiration Date.

Certain United States Federal
Income Tax Consequences.................    The exchange of notes in the  Exchange Offer will generally not be a taxable exchange for United States federal income tax purposes. We believe you will not recognize any taxable gain or loss or any interest income as a result of such exchange. However, you should consult your own tax advisor.

Use of Proceeds.........................    We will not receive any proceeds from the issuance of notes pursuant to the Exchange
                                            Offer. We will pay all expenses incident to the Exchange Offer.

Exchange Agent..........................    First Union National Bank is serving as agent in connection with Exchange Offer.  The
                                            Exchange Agent can be reached at 230 South Tryon Street, 9th Floor, Charlotte, NC
                                            28288-1179. For more information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (800) 665-9359 and the facsimile number for the
                                            Exchange Agent is (704) 383-6648.

SUMMARY DESCRIPTION OF THE NEW NOTES

Securities Offered......................    $200 million aggregate principal amount of 5.875% Notes due 2008.
Maturity Date...........................    December 1, 2008.
Interest Payment Dates..................    June 1 and December 1 of each year, commencing June 1, 1999.
Denominations...........................    $1,000 and integral multiples thereof.
Sinking Fund............................    None.
Ranking.................................    The notes are unsecured obligations  of the Company and will rank equally with each other and with all other unsecured and unsubordinated debt of the Company. See
                                            "Description of the New Notes-General".

Registration Covenant;
Exchange Offer.........................     Under the registration rights agreement executed as part of the offering of the outstanding notes, we have agreed:

                                            -          to consummate the exchange offer within 45 days of the effective date of our registration statement; and

                                            -          to use our best efforts to cause to become effective a shelf registration statement for the resale of the notes if applicable law or interpretations of the staff of the Commission are changed such that the note to be received in the Exchange Offer would not be transferable without restriction under the
                                                       Securities Act, or if the exchange offer has not been completed within 225 days following the issue date of the outstanding notes, or if the Exchange
                                                       Offer is not available to all holders of the outstanding notes.

                                            The interest rate on the notes will increase if we do not comply with certain of our obligations under the registration rights agreement. See "Exchange Offer".

Risk Factors...........................     You should carefully consider the specific factors set forth under "Risk Factors"  as well as the other information and data included in this Prospectus.


SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

         The following table presents our summary of historical financial information as of and for the fiscal years ended December 31, 1993, 1994, 1995, 1996 and 1997 and the nine-month periods ended September 30, 1997 and 1998. We derived the information set forth below for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 from our audited consolidated financial statements and notes thereto incorporated by reference in the Prospectus. Ernst & Young LLP, independent auditors, audited these consolidated financial statements. We derived the information set forth below for the nine-month periods ended September 30, 1997 and 1998 from our unaudited consolidated condensed financial information. In the opinion of our management, our unaudited consolidated condensed financial information includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The earnings results for the nine-month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1998.

         Since the information in this table is only a summary, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes which are incorporated by reference in the Prospectus.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                 YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                               -----------------------------------------------------------  ----------------------
                                  1993        1994        1995        1996        1997        1997(1)       1998
                               ----------  ----------- ----------- ----------- -----------  -----------   --------
                                                 (DOLLARS IN THOUSANDS)                            (UNAUDITED)
STATEMENT OF EARNINGS DATA:
Net sales....................  $ 452,906    $ 501,660   $ 664,406   $ 721,947  $   900,863  $   662,070   $   776,717
Gross profit.................    121,315      139,143     167,164     182,510      235,269      175,567       208,544
Earnings from operations.....     76,395       91,887     107,565     120,676      162,770      122,758       146,173
Interest expense.............      3,234        6,865       9,733      10,121       16,899       11,380        17,085
Earnings before taxes on
  income, extraordinary item
  and net cumulative effect
  of accounting changes......     74,058       90,420     103,791     118,953      151,212      116,608       129,163
Extraordinary item(2)........         --       (4,641)         --          --           --           --            --
Net cumulative effect of
  accounting changes(3)......    (17,512)          --          --          --           --           --            --
Net earnings.................     30,489       53,704      67,551      78,628       98,529       75,550        84,899

BALANCE SHEET DATA:
Working capital(4)...........  $  89,119    $ 132,421   $ 141,019   $ 183,022  $   213,777  $   225,150   $   244,524
Net property, plant and
  equipment..................    278,310      291,622     392,223     408,820      591,420      603,323       634,241

Total assets.................    496,991      593,891     789,371     768,918    1,105,713    1,145,797     1,236,388
Long-term debt (including
current maturities of
long-term debt)..............    235,312      108,224     228,726     127,163      312,106      353,191       334,370
Shareholders' equity.........    145,447      376,269     423,545     480,977      561,836      544,340       641,794

FINANCIAL RATIOS:
Ratio of earnings to fixed
charges (unaudited)(5)(6)....       16.57       12.39       10.16       11.12         8.62        10.21          7.89
----------

(1) The financial data for the nine months ended September 30, 1997 include the operations of the American Aggregates Corporation business from its acquisition by the Company on May 28, 1997.

(2) This amount represents the after tax extraordinary loss on the early extinguishment of debt associated with the February 1994 in-substance defeasance of $125 million of long-term indebtedness.

(3) Net cumulative effect of accounting changes reflects the 1993 adoption of the change in methods of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.

(4) Working capital at September 30, 1998 excludes $19 million of United States commercial paper borrowings which have been included as long-term debt (including current maturities of long-term debt).

(5) The ratio of earnings to fixed charges has been computed by dividing earnings and fixed charges, excluding capitalized interest, by fixed charges. For purposes of this ratio, "earnings" consist of earnings before taxes on income, extraordinary item and net cumulative effect of accounting changes, adjusted for undistributed earnings of less-than-fifty-percent-owned affiliates. "Fixed charges" represent interest expense relating to any indebtedness whether expensed or capitalized, as well as such portion of rental expense as can be demonstrated to be representative of an interest factor.

(6) The Company was incorporated in November 1993, at which time it assumed the obligations with respect to certain indebtedness of its parent. Accordingly, the ratio of earnings to fixed charges may not be comparable in all periods presented.

                                  RISK FACTORS

         An investment in the New Notes is subject to certain risks. You should carefully consider the following factors, as well as the more detailed descriptions elsewhere in this Prospectus in evaluating the Exchange Offer.

CYCLICALITY AND SEASONALITY OF AGGREGATES BUSINESS

         Our Aggregates division markets its products primarily to the construction industry, with approximately half of its shipments made to contractors in connection with highway and other public infrastructure projects and the balance of its shipments made primarily to contractors in connection with commercial and residential construction projects. Accordingly, our profitability is sensitive to national, as well as regional and local, economic conditions, and particularly to cyclical swings in construction spending, which is affected by fluctuations in interest rates, and demographic and population shifts, and to changes in the levels of infrastructure spending funded by the public sector. Due to our high level of fixed costs associated with aggregates production, our operating leverage can be substantial.

         In addition, our aggregates business is highly seasonal due primarily to the effect of weather conditions on construction activity in our aggregates markets. Accordingly, our second and third quarters are generally the strongest and the first quarter the weakest.

GEOGRAPHIC CONCENTRATION OF AGGREGATES BUSINESS

         Our aggregates business is concentrated principally in the Southeast, Southwest, Midwest and Central states and is, therefore, dependent upon the economies of those regions. Our distribution system uses trucks, an extensive river barge network and ocean going capability, and our recent acquisitions have expanded our ability to ship by rail. Accordingly, in addition to increasing our geographic presence through acquisitions, we have also enhanced our reach through our ability to provide cost-effective coverage of certain coastal markets on the east coast and reaching as far as Texas, and to ship products in and to Canada, the Caribbean and parts of South America, as well as to additional geographic areas which can be accessed economically by our expanded distribution system. However, our five largest shipment states account for approximately 60% of total shipments.

DEPENDENCE OF MAGNESIA-BASED PRODUCT SALES ON STEEL INDUSTRY; COMPETITION

         Our refractory and dolomitic lime products are sold primarily to the steel industry, and such sales are highly dependent on economic conditions, the levels of steel production and imports and price competition among suppliers to the steel industry. We compete principally on the basis of quality, price and technical support for our refractory and dolomitic lime products.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS; LITIGATION

         Our operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of our operations may from time to time involve the use of substances that are classified as toxic or hazardous substances within the meaning of these laws and regulations. We believe that our operations and facilities, both owned and leased, are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on our operations or our financial condition. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on us in the future. In addition, future events, such as changes in existing laws or regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of certain of our products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on the Company.

         We are involved from time to time in various legal proceedings and claims that arise out of our operations, and are a defendant in several lawsuits. In our opinion, the outcome of pending or threatened litigation is unlikely to have a material adverse effect on our operations or our financial condition; however, there can be no assurance that an adverse outcome in a pending or future legal proceeding would not have such a material adverse effect.

LIQUID TRADING MARKET FOR NOTES MAY NOT DEVELOP

         There has not been an established trading market for the notes. Although each initial purchaser has informed us that it currently intends to make a market in the outstanding notes and, if issued, the new notes, which will replace the outstanding notes, it has no obligation to do so and may discontinue making a market at any time without notice.

         The outstanding notes are eligible for trading in the Private Offerings, Resale and Trading through the Automatic Linkage ("PORTAL") market. However, we do not intend to apply for listing of the outstanding notes or, if issued, the new notes, on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

         The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

         Untendered outstanding notes that are not exchanged for new notes pursuant to the Exchange Offer will remain restricted securities. Outstanding notes will continue to be subject to the following restrictions on transfer: (i) outstanding notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, (ii) outstanding notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom and (iii) a holder of outstanding notes who desires to sell or otherwise dispose of all or any part of its outstanding notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------------
                                                      1993         1994         1995        1996          1997
                                                     -----        -----        -----       -----         -----
         Ratio of earnings to fixed charges..
                                                     16.57        12.39        10.16       11.12          8.62
                                                     =====        =====        =====       =====         =====

         We computed the ratio of earnings to fixed charges by dividing earnings and fixed charges, excluding capitalized interest, by fixed charges. For purposes of this ratio, "earnings" consist of earnings before taxes on income, extraordinary item and net cumulative effect of accounting changes, adjusted for undistributed earnings of less-than-fifty-percent-owned affiliates. "Fixed charges" represent interest expense relating to any indebtedness whether expensed or capitalized, as well as such portion of rental expense as can be demonstrated to be representative of an interest factor.

         We incorporated in November 1993, at which time we assumed the obligations with respect to certain indebtedness of our parent. Accordingly, the ratio of earnings to fixed charges may not be comparable in all periods presented.

                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the issuance of the new notes pursuant to the Exchange Offer. We received net proceeds from the sale of the outstanding notes of approximately $197 million, which we used to repay a portion of our United States commercial paper. At December 31, 1998, following our acquisition of Redland Stone, we had outstanding $165 million of United States commercial paper, bearing interest at effective rates ranging from 5.26% to 5.78% and with maturity dates not exceeding 84 days from the date of offer or sale.

                               THE EXCHANGE OFFER

GENERAL

         In connection with the sale of the outstanding notes (the "Old Notes"), the Company entered into an Exchange and Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company has agreed, for the benefit of the holders of the Notes, (i) to file with the Commission, within 60 days following the issue date of the Old Notes, a registration statement (the "Exchange Offer Registration Statement") under the Securities Act relating to an exchange offer (the "Exchange Offer") pursuant to which notes substantially identical to the Old Notes (except that such notes (a) will not contain terms with respect to transfer restrictions, (b) will have been registered under the Securities Act, and (c) will not contain registration rights or contingent interest reset provisions applicable to the Old Notes) (the "New Notes" and, together with the Old Notes, the "Notes"), would be offered in exchange for the Old Notes tendered at the option of the holders thereof and (ii) to use its best efforts to cause the Exchange Offer Registration Statement to become effective as soon as practicable thereafter, but in no event later than 180 days from the issue date of the Old Notes. The Company has further agreed to commence the Exchange Offer promptly after the Exchange Offer Registration Statement has become effective, hold the offer open for at least 30 days and exchange New Notes for all Old Notes validly tendered and not withdrawn before the expiration of the Exchange Offer.

         Under existing Commission interpretations, the New Notes will in general be freely transferable after the Exchange Offer without further registration under the Securities Act, except that broker-dealers receiving New Notes in the Exchange Offer ("Participating Broker-Dealers") will be subject to a prospectus delivery requirement with respect to resales of those New Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of New Notes received in exchange for Old Notes constituting an unsold allotment from the original sale of the Old Notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such New Notes. The Exchange Offer Registration Statement will be kept effective to permit resales of New Notes acquired by broker-dealers pursuant to the Exchange Offer for a period ending on the earlier of 180 days after the Exchange Offer has been consummated or such earlier time as such broker-dealers cease to own any New Notes. Each holder of Old Notes who wishes to exchange such Old Notes for New Notes in the Exchange Offer will be required to represent that any New Notes to be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the Exchange Offer it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes and that it is not an affiliate of the Company.

         If (i) prior to completion of the Exchange Offer, existing Commission interpretations are changed such that the New Notes would not be transferable without restriction under the Securities Act, (ii) the Exchange Offer has not been completed within 225 days following the issue date of the Old Notes or
(iii) the Exchange Offer is not available to any holder of the Old Notes, the Company will, in lieu of (or, in the case of clause (iii), in addition to) completing the Exchange Offer, file and use its best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the Old Notes for resale by holders (the "Resale Registration") to become effective on or prior to the applicable date set forth in the Registration Rights Agreement (the "Resale Registration Filing Deadline") and to remain effective until the earlier of two years following the Issue Date or such time as there are no longer any Registrable Securities outstanding (as that term is defined in the Registration Rights Agreement). The Company will, in the event of the Resale Registration, provide to the holders of the applicable Old Notes copies of the prospectus that is a part of the registration statement filed in connection with the Resale Registration, notify such holders when the Resale Registration for the applicable Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable Old Notes. A holder of Old Notes that sells such Old Notes pursuant to the Resale Registration generally would be required to be named as a selling noteholder in the related prospectus and to deliver a prospectus to purchasers, would be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and would be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

         If (i) the Company has not filed the Exchange Offer Registration Statement within 60 days following the Issue Date or, if applicable, the Resale Registration by the Resale Registration Filing Deadline or (ii) the Exchange Offer Registration Statement has not become effective within 180 days following the issue date of the Old Notes or, if applicable, the Resale Registration has not become effective within 120 days after the Resale Registration is filed or
(iii) the Exchange Offer has not been completed within 45 days after the effective date of the Exchange Offer Registration Statement or (iv) any registration statement required by the Registration Rights Agreement is filed and becomes effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded immediately by an additional effective registration statement (any such event referred to in clauses (i) through (iv), a "Registration Default" and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), then the per annum interest rate on the Old Notes will increase by 0.25% for the first 90 days of the Registration Default Period and by an additional 0.25% thereafter for the remaining portion of the Registration Default Period (at which time the interest rate will be reduced to the rate otherwise in effect).

         In the event the Exchange Offer is consummated, the Company will not be required to file a Shelf Registration Statement relating to any outstanding Old Notes other than those held by persons not eligible to participate in the Exchange Offer, and the interest rate on such Old Notes will remain at its initial level of 5.875%. The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Notes for all outstanding Old Notes (other than Old Notes held by persons not eligible to participate in the Exchange Offer) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been tendered and not withdrawn on the Expiration Date. Upon consummation, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors--Consequences of Failure to Exchange."

         Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $ 1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

         As of the date of this Prospectus, $200 million aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes initially purchased by Qualified Institutional Buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The New Notes will also be issuable and transferable in book-entry form through DTC.

         This Prospectus, together with the accompanying Letter of Transmittal,
is being sent to all registered holders as of February   , 1999 (the "Record
Date").

         The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "--Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders. If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without cost, to the tendering holder thereof as promptly as practicable after the Expiration Date.

         Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATES; EXTENSIONS; AMENDMENTS

         The term "Expiration Date" shall mean March   , 1999 unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

         In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

         The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "--Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

         Without limiting the manner by which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones New Service.

INTEREST ON THE NEW NOTES

         The New Notes will bear interest from December 7, 1998, payable semiannually on June 1 and December 1 of each year commencing on June 1, 1999, at the rate of 5.875% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from December 7, 1998 until the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on June 1, 1999 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

PROCEDURE FOR TENDERING

         Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes held as Book-Entry Interests (as defined below under the heading "Description of New Notes-Form of Notes") by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the

Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

         To tender in the Exchange Offer, a holder of Certificated Notes (as defined below under the heading "Description of New Notes-Form of Notes") must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

         The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also requests that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

         The method of delivery of Old Notes and the Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company.

         Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book entry transfer at DTC.

         Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be Guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office of correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

         If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

         If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the

Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determinations will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not validly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, the Company reserves the right in its sole discretion to
(a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

         By tendering, each holder of Old Notes will represent to the Company that among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the New Notes and that neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act.

GUARANTEED DELIVERY PROCEDURE

         Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, or (iii) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

         (a)      The tender is made through an Eligible Institution;

         (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

         (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at

                  DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date.

         To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly tendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be tendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

         Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for, any Old Notes not therefore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the Commission or court of competent jurisdiction in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

         If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

         First Union National Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

         By Mail or Hand Delivery:          First Union National Bank
                                            230 South Tryon Street, 9th Floor
                                            Charlotte, NC  28288-1179

         Facsimile Transmission:            (704) 383-6648

         Confirm by Telephone:              (800) 665-9359

FEES AND EXPENSES

         The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone.

         The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

         The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

         The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizing the federal income tax consequences of the Exchange Offer reflects the opinion of Willkie Farr & Gallagher, counsel to the Company, as to material federal income tax consequences expected to result from the Exchange Offer. An opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts, and there can be no assurances that the IRS will not take, and that a court would not sustain, a position to the contrary to that described below. Moreover, the following discussion does not constitute comprehensive tax advice to any particular Holder of Old Notes. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, and applicable Treasury regulations, judicial authority and administrative pronouncements. The tax consequences described below could be modified by future changes in the relevant law, which could have retroactive effect. Each Holder of Old Notes should consult its own tax advisor as to these and any other federal income tax consequences of the Exchange Offer as well as any tax consequences to it under foreign, state, local or other law.

         In the opinion of Willkie Farr & Gallagher, exchanges of Old Notes for New Notes pursuant to the Exchange Offer will be treated, for purposes of U.S. federal income tax, as a modification of the Old Notes that does not constitute a significant modification, and the Company intends to treat the exchanges in that manner. Therefore, for purposes of U.S. federal income tax, an exchanging Holder will not recognize any gain or loss in respect of an exchange of an Old Note for a New Note, and such Holder's basis and holding period in the New Note will be the same as such Holder's basis and holding period in the Old Note. The Exchange Offer will result in no U.S. federal income tax consequences to a non-exchanging Holder.

                                 CAPITALIZATION

          The following table sets forth the short-term debt and the capitalization of the Company at September 30, 1998 and as adjusted to give effect to the sale by the Company of the Old Notes (before deducting expenses associated with the offering of the Old Notes).

                                                                                       SEPTEMBER 30, 1998
                                                                               -------------------------------
                                                                                ACTUAL             AS ADJUSTED
                                                                               ---------           -----------
                                                                                     (IN THOUSANDS)
                                                                                       (UNAUDITED)
          Current portions of long-term debt:
            Loans Payable.............................................         $   1,650            $    1,650
            Commercial paper, interest rates approximately 5.7%.......            19,000                19,000
                                                                               ---------            ----------
                                                                                  20,650                20,650
          Long-term obligations:
            Loans Payable.............................................             4,567                 4,567
            6.9% Notes, due 2007......................................           124,951               124,951
            7% Debentures, due 2025...................................           124,202               124,202
            Commercial paper, interest rates approximately 5.7%.......            60,000                60,000
            Notes offered hereby......................................                --               200,000
                                                                               ---------            ----------
                    Total long-term obligations.......................           313,720               513,720
          Shareholders' equity:
            Preferred Stock, $.01 par value; 10,000,000 shares
          authorized; none issued.....................................                --                    --
            Common Stock, $.01 par value; 100,000,000 shares
          authorized; 46,572,598 issued...............................               466                   466
            Additional paid-in capital................................           347,810               347,810
            Retained earnings.........................................           293,518               293,518
                                                                               ---------            ----------
                    Total shareholders' equity........................           641,794               641,794
                                                                               ---------            ----------

          Total capitalization..............................                   $ 976,164         $   1,176,164
                                                                              ==========         =============

          At December 31, 1998, long-term debt including current maturities on long-term debt and commercial paper was $617.8 million and the debt to total capitalization ratio was 48%. Shareholders' equity at December 31, 1998 was $667.7 million. The Exchange Offer will have no impact on the capitalization of the Company. See "Summary--Recent Developments" and "Business--Recent Developments."

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

         The Statement of Earnings Data set forth below for each of the years in the three-year period ended December 31, 1997 and the Balance Sheet Data set forth below as of December 31, 1996 and 1997, are derived from the audited consolidated financial statements of the Company and notes thereto incorporated by reference in the Offering Circular. These consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The Statement of Earnings Data set forth below for each of the years in the two-year period ended December 31, 1994 and the Balance Sheet Data set forth below as of December 31, 1993, 1994 and 1995 are derived from the audited consolidated financial statements of the Company, which also have been audited by Ernst & Young LLP. The Statement of Earnings Data for the nine-month periods ended September 30, 1997 and 1998, and the Balance Sheet Data as of September 30, 1997 and 1998, are derived from the Company's unaudited consolidated condensed financial information and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The earnings results for the nine-month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1998.

         The selected financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and related notes thereto which are incorporated by reference in this Prospectus.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                 YEARS ENDED DECEMBER 31,                         SEPTEMBER 30,
                               -----------------------------------------------------------  -------------------------
                                  1993         1994        1995        1996       1997        1997(1)        1998
                               ---------    ---------   ---------   ---------  -----------  -----------   -----------
                                                 (DOLLARS IN THOUSANDS)                            (UNAUDITED)
STATEMENT OF EARNINGS DATA:
Net sales....................  $ 452,906    $ 501,660   $ 664,406   $ 721,947  $   900,863  $   662,070   $   776,717
Gross profit.................    121,315      139,143     167,164     182,510      235,269      175,567       208,544
Earnings from operations.....     76,395       91,887     107,565     120,676      162,770      122,758       146,173
Interest expense.............      3,234        6,865       9,733      10,121       16,899       11,380        17,085
Earnings before taxes on
  income,  extraordinary
  item and net cumulative
  effect of accounting
  changes....................     74,058       90,420     103,791     118,953      151,212      116,608       129,163
Extraordinary item(2)........         --       (4,641)         --          --           --           --            --
Net cumulative effect of
  accounting changes(3)......    (17,512)          --          --          --           --           --            --
Net earnings.................     30,489       53,704      67,551      78,628       98,529       75,550        84,899

BALANCE SHEET DATA:
Working capital(4)...........  $  89,119    $ 132,421   $ 141,019   $ 183,022  $   213,777  $   225,150   $   244,524
Net property, plant and
  equipment..................    278,310      291,622     392,223     408,820      591,420      603,323       634,241
Total assets.................    496,991      593,891     789,371     768,918    1,105,713    1,145,797     1,236,388
Long-term debt (including
  current maturities of
long-term debt)..............    235,312      108,224     228,726     127,163      312,106      353,191       334,370
Shareholders' equity.........    145,447      376,269     423,545     480,977      561,836      544,340       641,794

FINANCIAL RATIOS:
Ratio of earnings to fixed
  charges (unaudited)(5)(6)...
                                    16.57       12.39       10.16       11.12         8.62        10.21          7.89

----------
                                       25

(1) The financial data for the nine months ended September 30, 1997 include the operations of the American Aggregates Corporation business from its acquisition by the Company on May 28, 1997.

(2) This amount represents the after tax extraordinary loss on the early extinguishment of debt associated with the February 1994 in-substance defeasance of $125 million of long-term indebtedness.

(3) Net cumulative effect of accounting changes reflects the 1993 adoption of the change in methods of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.

(4) Working capital at September 30, 1998 excludes $19 million of United States commercial paper borrowings which have been included as long-term debt (including current maturities of long-term debt).

(5) The ratio of earnings to fixed charges has been computed by dividing earnings and fixed charges, excluding capitalized interest, by fixed charges. For purposes of this ratio, "earnings" consist of earnings before taxes on income, extraordinary item and net cumulative effect of accounting changes, adjusted for undistributed earnings of less-than-fifty-percent-owned affiliates. "Fixed charges" represent interest expense relating to any indebtedness whether expensed or capitalized, as well as such portion of rental expense as can be demonstrated to be representative of an interest factor.

(6) The Company was incorporated in November 1993, at which time it assumed the obligations with respect to certain indebtedness of its parent. Accordingly, the ratio of earnings to fixed charges may not be comparable in all periods presented.

                                    BUSINESS

         The following description of the Company's business is qualified in its entirety by and should be read together with the more detailed information and financial statements incorporated by reference in this Prospectus.

         The Company is the United States' second largest producer of aggregates for the construction industry, including highways, infrastructure, commercial and residential. The Company also manufactures and markets magnesia and other specialty products, including heat-resistant refractory products for the steel industry, chemicals products for industrial, agricultural and environmental uses and dolomitic lime. In 1998, the Company's aggregates business accounted for 87% of the Company's total revenues and the Company's magnesia and other specialty products segment accounted for 13% of the Company's total revenues.

AGGREGATES

         The Company's aggregates segment processes and sells granite, sandstone, limestone and other aggregates products for use in all sectors of the public infrastructure, industrial, commercial and residential construction industries. The Company is the United States' second largest producer of aggregates. In 1998, the Company shipped approximately 149 million tons of aggregates primarily to customers in more than 20 southeastern, southwestern, midwestern and central states, generating net sales and earnings from operations of $920.8 million and $184.7 million, respectively.

         The Company's aggregates business is concentrated principally in the southeast, southwest, midwest and central states. Aggregate products are sold and shipped from a network of more than 250 quarries and distribution facilities in more than 20 states and in the Bahama Islands and Canada via truck, rail and water-based transportation systems. Aggregates can be found in abundant quantities throughout the United States, and there are many producers nationwide. However, as a general rule, the size of the market area of an aggregates quarry is limited because the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. As a result, proximity of quarry facilities to customers is the most important factor in competition for aggregates business and helps explain the highly fragmented nature of the aggregates industry. Access to lower-cost water distribution and increased access to rail transportation as a result of certain acquisitions made by the Company enables the Company to extend its market.

         The Company's aggregates business is also highly seasonal, due primarily to the effect of weather conditions on construction activity within its markets. Accordingly, the Company's second and third quarters are generally the strongest, with the first quarter generally reflecting the weakest results.

MAGNESIA AND OTHER SPECIALTY PRODUCTS

         The Company also manufactures and markets dolomitic lime and magnesia and other specialty products, including heat-resistant refractory products for the steel industry and magnesia and other specialty chemicals products for industrial, agricultural and environmental uses, including wastewater treatment, sulphur dioxide scrubbing and acid neutralization. In 1998, the Company's Magnesia Specialties Division generated net sales of $136.9 million and earnings from operations of $11.9 million. Magnesia Specialties' refractory and dolomitic lime products are sold primarily to the steel industry. For a discussion of the results of Magnesia Specialties for the period ended September 30, 1998 and the Company's expectations for Magnesia Specialties' markets for the remainder of 1998 and for 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 11 of the Company's Quarterly Report on Form 10-Q for the three and nine-month periods ended September 30, 1998 and the Company's Current Report on Form 8-K filed with the Commmission on February 2, 1999, incorporated by reference in this Prospectus.

RECENT DEVELOPMENTS

         On December 4, 1998, the Company acquired the common stock of Redland Stone from an affiliate of Lafarge SA for $272 million in cash plus normal balance sheet liabilities, subject to certain post-closing adjustments relating to working capital, plus approximately $8 million for certain other assumed liabilities and transaction costs. The Company did not assume any long-term debt of Redland Stone. Redland Stone is the leading producer of aggregates and asphaltic concrete in the State of Texas and has mineral reserves which exceed
1.0 billion tons. Redland Stone serves the San Antonio, Houston and South Texas areas. Aggregates production in 1998 for Redland Stone was approximately 14 million tons, asphaltic concrete production was approximately 3 million tons and revenue was approximately $131 million. Redland Stone is operated as a new division of the Company, with its headquarters in San Antonio.

         As of October 31, 1998, the Company purchased an initial 14% interest in the business of Meridian. The transaction provides a mechanism for the Company to purchase the remaining interest in Meridian at a predetermined formula price within five years, and the Meridian investors may require the Company to purchase their interests beginning December 31, 2000, accelerated only by the death of an investor. Meridian operates 26 aggregates production facilities and eight rail-served distribution yards in 11 states in the southwestern and western United States with approximately 1.4 billion tons of mineral reserves. Meridian's revenue in 1998 was approximately $146 million on sales of over 23 million tons.

         On January 26, 1999, the Company issued a press release reporting sales and earnings for the three-month and full-year periods ended December 31, 1998. For the full year, sales were $1.058 billion, an increase of 17% over sales of $900.9 million in 1997. Earnings from operations rose 21% to $196.6 million, while net earnings rose 17% to $115.6 million. Earnings per share improved to $2.48 per diluted share from $2.13 in the prior year. At December 31, 1998, long-term debt including current maturities on long-term debt and commercial paper was $617.8 million and the debt to total capitalization ratio was 48%. Shareholders' equity at December 31, 1998 was $667.7 million.

                          DESCRIPTION OF THE NEW NOTES

         The Old Notes were issued under an indenture dated as of December 7, 1998 (the "Indenture") between the Company, as issuer, and First Union National Bank, as trustee (the "Trustee"), a copy of which will be made available upon request to the Company. Upon the issuance of the New Notes the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. Unless otherwise indicated, the description set forth below applies to both the Old Notes and the New Notes (collectively, the "Notes").

GENERAL

         The New Notes offered hereby will be limited to $200,000,000 aggregate principal amount at any time (less the principal amount of any Old Notes that remain outstanding at such time) outstanding and will mature on December 1, 2008. The New Notes will be unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated debt of the Company. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes pursuant to the Exchange Offer. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that: (i) the New Notes will not contain terms with respect to transfer restrictions, (ii) the New Notes will have been registered under the Securities Act and (iii) the Registration Rights and contingent interest reset provisions applicable to the Old Notes are not applicable to the New Notes.

         The Notes will bear interest at 5.875% per annum payable on June 1 and December 1 of each year, commencing June 1, 1999, to the person in whose name the Notes were registered at the close of business on the preceding May 15 and November 15, respectively, subject to certain exceptions. The Notes will be issued only in fully registered form, without coupons, in purchase amounts of $1,000 and integral multiples thereof.

         Principal of, premium, if any, and interest, if any, on the Notes (other than Notes issued as Global Notes) will be payable, and the Notes (other than Notes issued as Global Notes) will be exchangeable and transfers thereof will be registrable, at the office of the Trustee and at any other office maintained at that time by the Company for such purpose, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the holder as it appears in the register of the Notes. For certain information about Notes issued in global form, see "--Form of Notes" below. No service charge shall be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection therewith.

         The Indenture provides that the Trustee and the Paying Agent shall promptly pay to the Company upon request any money held by them for the payment of principal (and premium, if any) or interest that remains unclaimed for two years. In the event the Trustee or the Paying Agent returns money to the Company following such two-year period, the registered holders of the Notes (the "Noteholders") thereafter shall be entitled to payment only from the Company, subject to all applicable escheat, abandoned property and similar laws.

         The Indenture does not limit the amount of additional unsecured indebtedness that the Company or any of its Subsidiaries may incur. The terms of the Notes and the covenants contained in the Indenture do not afford holders of the Notes protection in the event of a highly leveraged or other similar transaction involving the Company that may adversely affect Noteholders. See "-- Certain Covenants" below.

REDEMPTION; SINKING FUND

         The Notes will not be subject to redemption by the Company prior to maturity and will not be entitled to the benefit of any sinking fund or other mandatory redemption obligation prior to maturity.

AMENDMENT, SUPPLEMENT AND WAIVER

         Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the written consent of the holders of not less than a majority principal amount of the then outstanding Notes; provided that the Company and the Trustee may not without the consent of the holder of each outstanding Note affected thereby

         (a) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver,

         (b) reduce the rate of or extend the time for payment of interest on the Notes,

         (c) reduce the principal of or extend the fixed maturity of the Notes, or

         (d) make the Notes payable in money other than that stated in the Notes.

         Any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes, except a default in payment of principal or interest or in respect of other provisions requiring the consent of the holder of each Note in order to amend. Without the consent of any Noteholder, the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to cure any ambiguity, omission, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to comply with the provisions of the Indenture concerning mergers, consolidations and transfers of all or substantially all of the assets of the Company, to appoint a trustee other than the Trustee (or any successor thereto) as trustee in respect of the Notes, or to add, change or eliminate provisions of the Indenture as shall be necessary or desirable in accordance with any amendment to the Trust Indenture Act of 1939. In addition, without the consent of any Noteholder, the Company and the Trustee may amend or supplement the Indenture or the Notes to make any change that does not materially adversely affect the rights of any Noteholder. Whenever the Company requests the Trustee to take any action under the Indenture, including a request to amend or supplement the Indenture without the consent of any Noteholder, the Company is required to furnish the Trustee with an officers' certificate and an opinion of counsel to the effect that all conditions precedent to the action have been complied with. Without the consent of any Noteholder, the Trustee may waive compliance with any provisions of the Indenture or the Notes if the waiver does not materially adversely affect the rights of any Noteholder.

CERTAIN COVENANTS

         The terms of the Notes and the covenants contained in the Indenture do not afford holders of the Notes protection in the event of a highly leveraged or other similar transaction involving the Company that may adversely affect Noteholders. The Indenture does not limit the amount of additional unsecured indebtedness that the Company or any of its Subsidiaries may incur.

         Certain Definitions. For purposes of the covenants included in the Indenture, the following terms generally shall have the meanings provided below.

         "Attributable Debt" for a lease means the carrying value of the capitalized rental obligation determined under generally accepted accounting principles whether or not such obligation is required to be shown on the balance sheet as a long-term liability. The carrying value may be reduced by the capitalized value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property. "Attributable Debt" does not include any obligation to make payments arising from the transfer of tax benefits under the Economic Recovery Tax Act of 1981 (as it may from time to time be amended, or any successor statute) to the extent such obligation is offset by or conditioned upon receipt of payments from another person.

         "Capital Expenditures" means, for any period, any expenditures of the Company or its Subsidiaries during such period that, in conformity with generally accepted accounting principles consistently applied, are required to be included in fixed asset accounts as reflected in the consolidated balance sheet of the Company and its Subsidiaries.

         "Consolidated Net Tangible Assets" means total assets less (1) total current liabilities (excluding any Debt which, at the option of the borrower, is renewable or extendible to a term exceeding 12 months and which is included in current liabilities and further excluding any deferred income taxes which are included in current liabilities) and (2) goodwill, patents and trademarks, all as stated on the Company's most recent consolidated balance sheet preceding the date of determination.

         "Debt" means any debt for borrowed money which would appear on the balance sheet as a liability or any guarantee of such a debt and includes purchase money obligations. "Debt" does not include any obligation to make payments arising from the transfer of tax benefits under the Economic Recovery Tax Act of 1981 (as it may from time to time be amended, or any successor statute) to the extent such obligation is offset by or conditioned upon receipt of payments from another person.

         "Lien" means any mortgage, pledge, security interest or lien. "Lien" does not include any obligation arising from the transfer of tax benefits under the Economic Recovery Tax Act of 1981 (as it may from time to time be amended, or any successor statute) to the extent such obligation is offset by or conditioned upon receipt of payments from another person.

         "Long-Term Debt" means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee's consent to a date more than 12 months after the Debt was created.

         "Principal Property" means any mining and quarrying or manufacturing facility located in the United States and owned by the Company or by one or more Restricted Subsidiaries from the date the Notes are first issued and which has, as of the date the Lien is incurred, a net book value (after deduction of depreciation and other similar charges) greater than 3% of Consolidated Net Tangible Assets, except (1) any such facility or property which is financed by obligations of any State, political subdivision of any State or the District of Columbia under terms which permit the interest payable to the holders of the obligations to be excluded from gross income as a result of the plant, facility or property satisfying the conditions of Section 103(b)(4)(C), (D), (E), (F) or
(H) or Section 103(b)(6) of the Internal Revenue Code of 1954 or Section 142(a) or Section 144(a) of the Internal Revenue Code of 1986, or of any successors to such provisions, or (2) any such facility or property which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole. However, the chief executive officer or chief financial officer of the Company may at any time declare any mining and quarrying or manufacturing facility or other property to be a Principal Property by delivering a certificate to that effect to the Trustee.

         "Restricted Property" means any Principal Property, any Debt of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary on the date the Notes are first issued or secured by a Principal Property (including any property received upon a conversion or exchange of such debt), or any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary (including any property or shares received upon a conversion, stock split or other distribution with respect to the ownership of such stock).

         "Restricted Subsidiary" means a Subsidiary that has substantially all its assets located in, or carries on substantially all its business in, the United States and that owns a Principal Property. Notwithstanding the preceding sentence, a Subsidiary shall not be a Restricted Subsidiary during such period of time as it has shares of capital stock registered under the Exchange Act or it files reports and other information with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act.

         "Subsidiary" means a corporation, a majority of the Voting Stock of which is owned by the Company and/or one or more Subsidiaries.

         "Voting Stock" means capital stock having voting power under ordinary circumstances to elect directors.

         Limitations on Liens. Subject to the following three sentences, the Company will not, and will not permit any Restricted Subsidiary to, as security for any Debt, incur a Lien on any Restricted Property, unless the Company or such Restricted Subsidiary secures or causes to be secured any outstanding Notes equally and ratably with all Debt secured by such Lien. The Lien may equally and ratably secure such Notes and any other obligations of the Company or its Subsidiaries that are not subordinated to any outstanding Notes. This restriction will not apply to, among other things, certain Liens

         (i)      existing at the time a corporation becomes a Restricted
                  Subsidiary;

         (ii) existing at the time of the acquisition of the Restricted Property or incurred to finance all or some of the purchase price or cost of construction, provided that the Lien may not extend to any other Restricted Property (other than, in the case of construction, unimproved real property) owned by the Company or any of its Restricted Subsidiaries at the time the property is acquired or the Lien is incurred and provided further that the Lien may not be incurred more than one year after the later of the acquisition, completion of construction or commencement of full operation of the property;

         (iii)    in favor of the Company or another Restricted Subsidiary;

         (iv) existing at the time a corporation merges into, consolidates with, or enters into a share exchange with the Company or a Restricted Subsidiary or a person transfers or leases all or substantially all its assets to the Company or a Restricted Subsidiary; or

         (v) in favor of a government or governmental entity that secure payment pursuant to a contract, subcontract, statute or regulation, secure Debt guaranteed by the government or governmental agency, secure Debt incurred to finance all or some of the purchase price or cost of construction of goods, products or facilities produced under contract or subcontract for the government or governmental entity, or secure Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien.

         In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the Notes, incur a Lien that otherwise would be subject to the restrictions, provided that after giving effect to such Lien the aggregate amount of all Debt secured by Liens that otherwise would be prohibited plus all Attributable Debt in respect of sale-leaseback transactions that otherwise would be prohibited by the covenant limiting sale-leaseback transactions described below would not exceed 10% of Consolidated Net Tangible Assets.

         Limitations on Sale-Leaseback Transactions. Subject to the following two sentences, the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer a Principal Property and contemporaneously lease it back, except a lease for a period (including extensions or renewals at the option of the Company or the Restricted Subsidiary) of three years or less. Notwithstanding the foregoing restriction, the Company or any Restricted Subsidiary may sell a Principal Property and lease it back for a longer period if

         (i) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

         (ii) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions set forth above under the caption "Limitations on Liens," to create a Lien on the property to be leased securing Debt in an amount at least equal in amount to the Attributable Debt in respect of the sale-leaseback transaction without equally and ratably securing the outstanding Notes;

         (iii) the Company owns or acquires other property which will be made a Principal Property and is determined by the Board of Directors of the Company to have a fair value equal to or greater than the Attributable Debt incurred;

         (iv) within 270 days the Company makes Capital Expenditures with respect to a Principal Property in an amount at least equal to the amount of the Attributable Debt; or

         (v) the Company or a Restricted Subsidiary makes an optional prepayment in cash of its Debt or capital lease obligations at least equal in amount to the Attributable Debt for the lease, the prepayment is made within 270 days, the Debt prepaid is not owned by the Company or a Restricted Subsidiary, the Debt prepaid is not subordinated to any of the Notes, and the Debt prepaid was Long-Term Debt at the time it was created.

         In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the Notes, enter into a sale-leaseback transaction that otherwise would be subject to the restrictions, provided that after giving effect to such sale-leaseback transaction the aggregate amount of all Debt secured by Liens that otherwise would be prohibited by the covenant limiting Liens described above plus all Attributable Debt in respect of sale-leaseback transactions that otherwise would be prohibited would not exceed 10% of Consolidated Net Tangible Assets.

         Consolidation, Merger, Sale of Assets. The Company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, another corporation unless

         (i) the resulting, surviving or transferee corporation assumes by supplemental indenture all of the obligations of the Company under the Notes and the Indenture,

         (ii) immediately after giving effect to the transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and

         (iii) the Company shall have delivered an officers' certificate and an opinion of counsel each stating that the consolidation, merger or transfer and the supplemental indenture comply with the Indenture.

         When a successor corporation, trustee, paying, agent or registrar assumes all of the obligations of its predecessor under the Notes and the Indenture, the predecessor will be released from those obligations.

DEFAULT AND REMEDIES

         An Event of Default under the Indenture in respect of the Notes is:

         -   default for 30 days in payment of interest on the Notes;

         -   default in payment of principal on the Notes;

         - failure by the Company for 90 days, after notice to it to comply with any of its other agreements in the Indenture for the benefit of holders of the Notes; and

         -   certain events of bankruptcy or insolvency.

         If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the Notes to be due and payable immediately, but under certain conditions such acceleration may be rescinded by the holders of a majority in principal amount of the outstanding Notes. No holder of Notes may pursue any remedy against the Company under the Indenture (other than with respect to the right to receive payment of principal or interest, if any) unless such holder previously shall have given to the Trustee written notice of default and unless the holders of at least 25% in principal amount of the Notes shall have requested the Trustee to pursue the remedy and shall have offered the Trustee indemnity satisfactory to it, the Trustee shall not have complied with the request within 60 days of receipt of the request and the offer of indemnity, and the Trustee shall not have received direction inconsistent with the request during such 60-day period from the holders of a majority in principal amount of the Notes.

         Noteholders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives indemnity satisfactory to it from the Company or, under certain circumstances, the holders of the Notes seeking to direct the Trustee to take certain actions under the Indenture against any loss, liability or expense. Subject to certain limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power under the Indenture in respect of the Notes. The Indenture provides that the Trustee will give to the holders of the Notes notice of all defaults known to it, within 90 days after the occurrence of any default with respect to the Notes, unless the default shall have been cured or waived. The Trustee may withhold from Noteholders notice of any continuing default (except a default in payment of principal or interest) if it determines in good faith that withholding such notice is in the interests of such holders. The Company is required annually to certify to the Trustee as to the compliance by the Company with certain covenants under the Indenture and the absence of a default thereunder, or as to any such default that existed.

         A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. By accepting a Note, each Note holder waives and releases all such claims and liability. This waiver and release are part of the consideration for the issue of the Notes.

DEFEASANCE

         The Indenture provides that the Company may, subject to certain conditions described below, discharge its indebtedness and its obligations or certain of its obligations under the Indenture in respect of the Notes by depositing funds or U.S. Government Obligations (as defined in the Indenture) or Notes of the same series with the Trustee. The Indenture provides that

         (1) the Company will be discharged from any obligation to comply with certain restrictive covenants of the Indenture and certain other obligations under the Indenture and any noncompliance with such obligations shall not be an Event of Default in respect of the Notes or

         (2) provided that 91 days have passed from the date of the deposit referred to below and certain specified Events of Default have not occurred, the Company will be discharged from any and all obligations in respect of the Notes (except for certain obligations, including obligations to register the transfer and exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes, to maintain paying agencies and to cause money to be held in trust), in either case upon the deposit with the Trustee, in trust, of money, Notes of the same series, and/or U.S. Government Obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay the principal of and each installment of interest on the Notes on the date when such payments become due in accordance with the terms of the Indenture and the Notes.

In the event of any such defeasance under clause (1) above, the obligations of the Company under the Indenture and the Notes, other than with respect to the covenants relating to limitations on liens and sale-leaseback transactions and reporting thereon, and covenants relating to consolidations, mergers and transfers of all or substantially all of the assets of the Company, shall remain in full force and effect. In the event of defeasance and discharge under clause
(2) above, the holders of the Notes are entitled to payment only from the trust fund created by such deposit for payment. In the case of the Company's discharge from any and all obligations in respect of the Notes as described in clause (2) above, the trust may be established only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel to the effect that, if the Notes are then listed on a national securities exchange, such deposit, defeasance or discharge will not cause the Notes to be delisted. For federal income tax purposes, defeasance and discharge under clause (2) above may cause holders of the Notes to recognize gain or loss in an amount equal to the difference between the fair market value of the obligations of the trust to the holder and such holder's tax basis in the Notes. Prospective purchasers should consult their tax advisors as to the possible tax effects of such a defeasance and discharge.

         Pursuant to the escrow trust agreements that the Company may execute in connection with the defeasance of all or certain of its obligations under the Indenture as provided above, the Company from time to time may elect to substitute U.S. Government Obligations or Notes of the same series for any or all of the U.S. Government Obligations deposited with the Trustee; provided that the money, U.S. Government Obligations, and/or Notes of the same series in trust following such substitution or substitutions will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the Notes on the date when such payments become due in accordance with the terms of the Indenture and the Notes. The escrow trust agreements also may enable the Company (1) to direct the Trustee to invest any money received by the Trustee on the U.S. Government Obligations comprising the trust in additional U.S. Government Obligations, and
(2) to withdraw monies or U.S. Government Obligations from the trust from time to time; provided that the money and/or U.S. Government Obligations in trust following such withdrawal will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the Notes on the date when such payments become due in accordance with the terms of the Indenture and the Notes.

GOVERNING LAW

         The Notes and the Indenture will be governed by the laws of the State of New York.

TRUSTEE

         First Union National Bank from time to time performs other services for the Company in the normal course of business.

FORM OF NOTES

         The certificates representing the Notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the Notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Note") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. Holders of the Notes will own certificateless interests in the Global Note evidenced by records in book entry form maintained by DTC (the "Book-Entry Interests").

         Book-Entry Interests may be exchanged for Notes of like tenor and equal aggregate principal amount, in authorized denominations and in definitive form ("Certificated Notes"), if (i) DTC notifies the Company that it is unwilling or unable to continue as Depositary or the Company determines that DTC is unable to continue as Depositary and the Company fails to appoint a successor Depositary within 90 days, (ii) the Company provides for such exchange pursuant to the terms of the Indenture, (iii) the Company determines that such Book-Entry Interests will no longer be represented by Global Notes and executes and delivers to the Trustee instructions to such effect or (iv) an Event of Default or event which, with notice or the lapse of time or both, would constitute an Event or Default with respect to the Notes, and which entitles the holders of the Notes to accelerate the Notes' maturity, shall have occurred and be continuing. However, as of this date, no Certificated Notes were issued and outstanding.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed to keep the Registration Statement effective from the time the New Notes are first issued and ending on the earlier of 180 days after the Exchange Offer is completed or the time when such broker-dealers no longer own any Old Notes. In addition, the Company agreed that, for a period of 90 days from December 2, 1998, the date of the Offering Circular distributed in connection with the sale of the Old Notes, none of the Company, any of its subsidiaries, other affiliates over which any of them exercises management or voting control, or any person acting on their behalf will, without the prior written consent of Goldman, Sachs & Co., offer, sell, contract to sell or otherwise dispose of any securities substantially similar to the Notes other than in connection with this Exchange Offer.

         The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         We have been advised by Goldman, Sachs & Co., J.P. Morgan Securities, Inc. and Morgan Stanley & Co. Incorporated, the Initial Purchasers of the Old Notes, that following completion of the Exchange Offer they intend to make a market in the New Notes to be issued in the Exchange Offer; however, such entities are under no obligation to do so and any market activities with respect to the New Notes may be discontinued at any time.

                                  LEGAL MATTERS

         Certain legal matters with respect to the issuance of the New Notes offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York and Robinson, Bradshaw & Hinson, P.A., 101 North Tryon Street, Suite 1900, Charlotte, North Carolina. Richard A. Vanroot, a shareholder of Robinson, Bradshaw & Hinson, P.A., is a director of the Company. Certain of the members of Robinson, Bradshaw & Hinson, P.A. owned approximately 2,267 shares of the Company's common stock as of the date of this Prospectus.

                                     EXPERTS

         The consolidated financial statements of Martin Marietta Materials, Inc. incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of American Aggregates Corporation and Subsidiary for the years ended March 31, 1997 and 1996, included in the Company's Current Report on Form 8-K/A, dated August 4, 1997, and incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

===============================================================================







                                  $200,000,000



                                 MARTIN MARIETTA
                                 MATERIALS, INC.



                                5.875% NOTES DUE
                                DECEMBER 1, 2008





                                ----------------


                                   PROSPECTUS


                                ----------------





                                          , 1999










===============================================================================

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation eliminate, to the fullest extent permitted by the North Carolina Business Corporation Act (the "Business Corporation Act"), the personal liability of each director to the Company or its shareholders for monetary damages for breach of duty as a director. This provision in the Articles of Incorporation does not change a director's duty of care, but it eliminates monetary liability for certain violations of that duty, including violations based on grossly negligent business decisions that may include decisions relating to attempts to change control of the Company. The provision does not affect the availability of equitable remedies for a breach of the duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty; in certain circumstances, however, equitable remedies may not be available as a practical matter. Under the Business Corporation Act, the limitation of liability provision is ineffective against liabilities for (i) acts or omissions that the director knew or believed at the time of the breach to be clearly in conflict with the best interests of the Company, (ii) unlawful distributions described in Business Corporation Act
Section 55-8-33, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the provision became effective. The provision also in no way affects a director's liability under the federal securities laws. Also, to the fullest extent permitted by the Business Corporation Act, the Company's Bylaws provide, in addition to the indemnification of directors and officers otherwise provided by the Business Corporation Act, for indemnification of the Company's current or former directors, officers and employees against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status or activities as directors, officers and employees, except for liability or litigation expense incurred on account of activities that were at the time know or believed by such director, officer or employee to be clearly in conflict with the best interests of the Company. The Company's directors and officers are currently insured under insurance policies maintained by the Company against liability asserted against them whether or not such directors or officers have the right to indemnification pursuant to the Bylaws or otherwise.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) The following exhibits are filed herewith or to be filed by amendment:


         EXHIBIT
         NUMBER                  DESCRIPTION OF EXHIBIT
        -------                  ----------------------
         2.01     Stock Purchase Agreement dated as of October 2, 1998 by and between Martin Marietta Materials, Inc. and Redland
                  International Limited (incorporated by reference to Exhibit 2 to the Martin Marietta Materials, Inc. Current Report on Form
                  8-K, filed on December 18, 1998).

         3.01     Restated Articles of Incorporation of the Company, as amended
                  (incorporated by reference to Exhibits 3.1 and 3.2 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed on October 23, 1996)

         3.02 Restated Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.3 to the Martin Marietta Materials,
                  Inc. Current Report on Form 8-K, filed on October 25, 1996)

         4.01 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.01 to the Martin Marietta Materials, Inc.
                  registration statement on Form S-1 (SEC Registration No.
                  33-72648))

         4.02     Articles 2 and 8 of the Company's Restated Articles of
                  Incorporation, as amended (incorporated by reference to Exhibit 4.02 to the Martin Marietta

         EXHIBIT
         NUMBER                  DESCRIPTION OF EXHIBIT
        -------                  ----------------------
                  Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

         4.03     Article I of the Company's Restated Bylaws, as amended
                  (incorporated by reference to Exhibit 4.03 to the Martin
                  Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

         4.04     Indenture dated as of December 1, 1995 between Martin Marietta
                  Materials, Inc. and First Union National Bank of North
                  Carolina (incorporated by reference to Exhibit 4(a) to the Martin Marietta Materials, Inc. registration statement on Form
                  S-3 (SEC Registration No. 33-99082))

         4.05     Form of Martin Marietta Materials, Inc. 7% Debenture due 2025
                  (incorporated by reference to Exhibit 4(a)(i) to the Martin
                  Marietta Materials, Inc. registration statement on Form S-3
                  (SEC Registration No. 33-99082))

         4.06     Form of Martin Marietta Materials, Inc. 6.9% Notes due 2007
                  (incorporated by reference to Exhibit 4(a)(i) to the Martin
                  Marietta Materials, Inc. registration statement on Form S-3
                  (SEC on Registration No. 33-99082))

         4.07     Exchange and Registration Rights Agreement dated December 2,
                  1998 by and among Martin Marietta Materials, Inc., Goldman,
                  Sachs & Co., J.P. Morgan Securities Inc. and Morgan Stanley &
                  Co. Incorporated

         4.08     Indenture dated as of December 7, 1998 between Martin Marietta
                  Materials, Inc. and First Union National Bank

         4.09     Form of Martin Marietta Materials, Inc. 5.875% Note due
                  December 1, 2008

         5.01     Opinion of Willkie Farr & Gallagher

         5.02     Opinion of Robinson, Bradshaw & Hinson, P.A.

         8.01     Opinion of Willkie Farr & Gallagher

         10.01    Assumption Agreement between the Company and Martin Marietta
                  Technologies, Inc. (now known as Lockheed Martin Corporation) dated as of November 12, 1993 (incorporated by reference to Exhibit 10.01 to the Martin Marietta Materials, Inc.
                  registration statement on Form S-1 (SEC Registration No.
                  33-72648))

         10.02    Transfer and Capitalization Agreement dated as of November 12,
                  1993 among Martin Marietta Technologies, Inc. (now known as
                  Lockheed Martin Corporation), Martin Marietta Investments Inc.
                  and the Company (incorporated by reference to Exhibit 10.02 to the Martin Marietta Materials, Inc. registration statement on Form S-1 (SEC Registration No. 33-72648))

         10.03 Tax Assurance Agreement dated as of September 13, 1996 between the Company and Lockheed Martin Corporation (incorporated by reference to Exhibit 10.10 to the Martin Marietta Materials,
                  Inc. Form 10-Q for the quarter ended September 30, 1996)

         10.04    Supplemental Tax Sharing Agreement dated as of September 13,
                  1996 between the Company and Lockheed Martin Corporation
                  (incorporated by reference to Exhibit 10.09 to the Martin
                  Marietta Materials, Inc. Form 10-Q for the quarter ended
                  September 30, 1996)

         10.05    Rights Agreement, dated as of October 31, 1996, between the
                  Company and First Union National Bank of North Carolina, as
                  Rights Agent, which includes the Form of Articles of Amendment
                  With Respect to the Junior

         EXHIBIT
         NUMBER                  DESCRIPTION OF EXHIBIT
        -------                  ----------------------
                  Participating Class A Preferred Stock of Martin Marietta
                  Materials, Inc., as Exhibit A, the Form of Rights Certificate,
                  as Exhibit B, and the Summary of Rights to Purchase Preferred
                  Stock, as Exhibit C (incorporated by reference to Exhibit 1 to the Martin Marietta Materials, Inc. registration statement on
                  Form 8-A, filed with the Securities and Exchange Commission on
                  October 21, 1996)

         10.06 Revolving Credit Agreement dated as of January 29, 1997 among the Company and Morgan Guaranty Trust Company of New York, as
                  Agent Bank (incorporated by reference to Exhibit 10.06 to the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

         10.07    Martin Marietta Materials, Inc. Shareholder Value Achievement
                  Plan (incorporated by reference to Exhibit 10.06 to the Martin
                  Marietta Materials, Inc. Form 10-Q for the quarter ended
                  September 30, 1996)

         10.08    Form of Martin Marietta Materials, Inc. Employment Protection
                  Agreement (incorporated by reference to Exhibit 10.07 to the Martin Marietta Materials, Inc. Form 10-Q for the quarter ended September 30, 1996)

         10.09    Amended and Restated Martin Marietta Materials, Inc. Common
                  Stock Purchase Plan for Directors (incorporated by reference to Exhibit 10.10 to the Martin Marietta Materials, Inc. Annual
                  Report on Form 10-K for the fiscal year ended December 31,
                  1996)

         10.10 Martin Marietta Materials, Inc. Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.18 to the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

         10.11    Martin Marietta Materials, Inc. Incentive Stock Plan
                  (incorporated by reference to Exhibit 10.01 to the Martin
                  Marietta Materials, Inc. Form 10-Q for the quarter ended June
                  30, 1995)

         10.12    Amendment No. 1 to the Martin Marietta Materials, Inc.
                  Incentive Stock Plan (incorporated by reference to Exhibit
                  10.01 to the Martin Marietta Materials, Inc. Form 10-Q for the quarter ended September 30, 1997)

         10.13    Martin Marietta Materials, Inc. Amended and Restated
                  Stock-Based Award Plan (incorporated by reference to Exhibit
                  10.01 to the Martin Marietta Materials, Inc. Form 10-Q for the quarter ended March 31, 1998)

         10.14    Martin Marietta Materials, Inc. Amended and Restated Omnibus
                  Securities Award Plan (incorporated by reference to Exhibit
                  10.02 to the Martin Marietta Materials, Inc. Form 10-Q for the quarter ended March 31, 1998)

         10.15    Revolving Credit Agreement dated as of December 3, 1998 among
                  Martin Marietta Materials, Inc. and Morgan Guaranty Trust
                  Company of New York, as Agent Bank (incorporated by reference to Exhibit 99.3 to the Martin Marietta Materials, Inc. Current
                  Report on Form 8-K, filed with the Commission on December 18,
                  1998)

         EXHIBIT
         NUMBER                  DESCRIPTION OF EXHIBIT
        -------                  ----------------------
         10.16    Amendment No. 1 to the Credit Agreement dated as of October
                  16, 1998 among Martin Marietta Materials, Inc. and Morgan
                  Guaranty Trust Company of New York, as Agent Bank
                  (incorporated by reference to Exhibit 99.4 to the Martin
                  Marietta Materials, Inc. Current Report on Form 8-K, filed with the Commission on December 18, 1998)

         10.17    Amendment No. 2 to the Credit Agreement dated as of December
                  3, 1998 among Martin Marietta Materials, Inc. and Morgan
                  Guaranty Trust Company of New York, as Agent Bank
                  (incorporated by reference to Exhibit 99.5 to the Martin
                  Marietta Materials, Inc. Current Report on Form 8-K, filed with the Commission on December 18, 1998)

         12.01    Martin Marietta Materials, Inc. and Consolidated Subsidiaries
                  Computation of Ratio of Earnings to Fixed Charges

         21.01    List of Subsidiaries of Martin Marietta Materials, Inc.

         23.01    Consent of Ernst & Young LLP, Independent Auditors for Martin
                  Marietta Materials, Inc. and consolidated subsidiaries

         23.02    Consent of Deloitte & Touche, LLP, Independent Auditors for
                  American Aggregates Corporation and subsidiary

         23.03    Consent of Willkie Farr & Gallagher (included in Exhibits 5.01 and 8.01)

         23.04    Consent of Robinson, Bradshaw & Hinson, P.A. (included in
                  Exhibit 5.02)

         24.01    Powers of Attorney (included on page II-7)

         25.01    Statement of Eligibility of First Union National Bank, Trustee

         99.01    Form of Letter of Transmittal

         99.02    Form of Notice of Guaranteed Delivery

         99.03    Form of Letter to Clients

         99.04    Form of Letter to Nominees


ITEM 22.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication to such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh and the State of North Carolina, on the 4th day of February, 1999.

                               MARTIN MARIETTA MATERIALS, INC.


                               By: /s/ Bruce A. Deerson
                                  ---------------------------------
                                   Name:  Bruce A. Deerson
                                   Title: Vice President and General Counsel

                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Bruce A. Deerson and Roselyn R. Bar and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and to file the same, with any exhibits thereto and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of Bruce A. Deerson and Roselyn R. Bar and each of them, with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with any exhibits thereto and other documents in connection therewith.

                     SIGNATURE                                        TITLE                            DATE
                     ---------                                        -----                            ----
                /s/ STEPHEN P. ZELNAK, JR.           Chairman of the Board, President and              February 4, 1999
             ------------------------------          Chief Executive Officer
              STEPHEN P. ZELNAK, JR.

                  /s/ JANICE K. HENRY                Senior Vice President, Chief Financial            February 4, 1999
             ------------------------------          Officer, Treasurer and Chief Accounting
                  JANICE K. HENRY                    Officer

                  /s/ RICHARD G. ADAMSON             Director                                          February 4, 1999
             ------------------------------
                  RICHARD G. ADAMSON


                   /s/ MARCUS C. BENNETT             Director                                          February 4, 1999
             ------------------------------
                   MARCUS C. BENNETT

                   /s/ BOBBY F. LEONARD              Director                                          February 4, 1999
             ------------------------------
                   BOBBY F. LEONARD

                  /s/ WILLIAM E. MCDONALD            Director                                          February 4, 1999
             ------------------------------
                WILLIAM E. MCDONALD

                 /s/ FRANK H. MENAKER, JR.           Director                                          February 4, 1999
             ------------------------------
                  FRANK H. MENAKER, JR.

                  /s/ JAMES M. REED                  Director                                          February 4, 1999
             ------------------------------
                   JAMES M. REED

                   /s/ WILLIAM B. SANSOM             Director                                          February 4, 1999
             ------------------------------
                    WILLIAM B. SANSOM

                  /s/ RICHARD A. VINROOT             Director                                          February 4, 1999
             ------------------------------
                   RICHARD A. VINROOT

                                  EXHIBIT INDEX

EXHIBIT                                                                                  SEQUENTIALLY
NUMBER                               DESCRIPTION OF EXHIBIT                             NUMBERED PAGES
------                               ----------------------                             --------------
2.01        Stock Purchase Agreement dated as of October 2, 1998 by and between
            Martin Marietta Materials, Inc. and Redland International Limited
            (incorporated by reference to Exhibit 2 to the Martin Marietta
            Materials, Inc. Current Report on Form 8-K, filed on December 18,
            1998).

3.01        Restated Articles of Incorporation of the Company, as amended
            (incorporated by reference to Exhibits 3.1 and 3.2 to the Martin
            Marietta Materials, Inc. Current Report on Form 8-K, filed on
            October 23, 1996)

3.02 Restated Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.3 to the Martin Marietta Materials, Inc.
            Current Report on Form 8-K, filed on October 25, 1996)

4.01        Specimen Common Stock Certificate (incorporated by reference to
            Exhibit 4.01 to the Martin Marietta Materials, Inc. registration statement on Form S-1 (SEC Registration No. 33-72648))

4.02        Articles 2 and 8 of the Company's Restated Articles of
            Incorporation, as amended (incorporated by reference to Exhibit 4.02 to the Martin Marietta Materials, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

4.03        Article I of the Company's Restated Bylaws, as amended (incorporated by reference to Exhibit 4.03 to the Martin Marietta Materials, Inc.
            Annual Report on Form 10-K for the fiscal year ended December 31,
            1996)

4.04        Indenture dated as of December 1, 1995 between Martin Marietta
            Materials, Inc. and First Union National Bank of North Carolina
            (incorporated by reference to Exhibit 4(a) to the Martin Marietta
            Materials, Inc. registration statement on Form S-3 (SEC Registration
            No. 33-99082))

4.05        Form of Martin Marietta Materials, Inc. 7% Debenture due 2025
            (incorporated by reference to Exhibit 4(a)(i) to the Martin Marietta
            Materials, Inc. registration statement on Form S-3 (SEC Registration
            No. 33-99082))

4.06        Form of Martin Marietta Materials, Inc. 6.9% Notes due 2007
            (incorporated by reference to Exhibit 4(a)(i) to the Martin Marietta
            Materials, Inc. registration statement on Form S-3 (SEC on
            Registration No. 33-99082))

4.07 Exchange and Registration Rights Agreement dated December 2, 1998 by and among Martin Marietta Materials, Inc., Goldman, Sachs & Co.,
            J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated

4.08        Indenture dated as of December 7, 1998 between Martin Marietta
            Materials, Inc. and First Union National Bank

4.09        Form of Martin Marietta Materials, Inc. 5.875% Note due December 1,
            2008

5.01        Opinion of Willkie Farr & Gallagher

5.02        Opinion of Robinson, Bradshaw & Hinson, P.A.

8.01        Opinion of Willkie Farr & Gallagher

EXHIBIT                                                                                  SEQUENTIALLY
NUMBER                               DESCRIPTION OF EXHIBIT                             NUMBERED PAGES
------                               ----------------------                             --------------
10.01       Assumption Agreement between the Company and Martin Marietta
            Technologies, Inc. (now known as Lockheed Martin Corporation) dated as of November 12, 1993 (incorporated by reference to Exhibit 10.01 to the Martin Marietta Materials, Inc. registration statement on
            Form S-1 (SEC Registration No. 33-72648))

10.02 Transfer and Capitalization Agreement dated as of November 12, 1993 among Martin Marietta Technologies, Inc. (now known as Lockheed
            Martin Corporation), Martin Marietta Investments Inc. and the
            Company (incorporated by reference to Exhibit 10.02 to the Martin
            Marietta Materials, Inc. registration statement on Form S-1 (SEC
            Registration No. 33-72648))

10.03       Tax Assurance Agreement dated as of September 13, 1996 between the
            Company and Lockheed Martin Corporation (incorporated by reference to Exhibit 10.10 to the Martin Marietta Materials, Inc. Form 10-Q for the quarter ended September 30, 1996)

10.04 Supplemental Tax Sharing Agreement dated as of September 13, 1996 between the Company and Lockheed Martin Corporation (incorporated by reference to Exhibit 10.09 to the Martin Marietta Materials, Inc.
            Form 10-Q for the quarter ended September 30, 1996)

10.05 Rights Agreement, dated as of October 31, 1996, between the Company and First Union National Bank of North Carolina, as Rights Agent, which includes the Form of Articles of Amendment With Respect to the Junior Participating Class A Preferred Stock of Martin Marietta
            Materials, Inc., as Exhibit A, the Form of Rights Certificate, as
            Exhibit B, and the Summary of Rights to Purchase Preferred Stock, as
            Exhibit C (incorporated by reference to Exhibit 1 to the Martin
            Marietta Materials, Inc. registration statement on Form 8-A, filed with the Securities and Exchange Commission on October 21, 1996)

10.06       Revolving Credit Agreement dated as of January 29, 1997 among the
            Company and Morgan Guaranty Trust Company of New York, as Agent Bank
            (incorporated by reference to Exhibit 10.06 to the Martin Marietta
            Materials, Inc. Annual Report on Form 10-K for the fiscal year ended
            December 31, 1996)

10.07       Martin Marietta Materials, Inc. Shareholder Value Achievement Plan
            (incorporated by reference to Exhibit 10.06 to the Martin Marietta
            Materials, Inc. Form 10-Q for the quarter ended September 30, 1996)

10.08       Form of Martin Marietta Materials, Inc. Employment Protection
            Agreement (incorporated by reference to Exhibit 10.07 to the Martin
            Marietta Materials, Inc. Form 10-Q for the quarter ended September
            30, 1996)

10.09       Amended and Restated Martin Marietta Materials, Inc. Common Stock
            Purchase Plan for Directors (incorporated by reference to Exhibit
            10.10 to the Martin Marietta Materials, Inc. Annual Report on Form
            10-K for the fiscal year ended December 31, 1996)

10.10       Martin Marietta Materials, Inc. Executive Incentive Plan, as amended
            (incorporated by reference to Exhibit 10.18 to the Martin Marietta
            Materials, Inc. Annual Report on Form 10-K for the fiscal year ended
            December 31, 1995)

EXHIBIT                                                                                  SEQUENTIALLY
NUMBER                               DESCRIPTION OF EXHIBIT                             NUMBERED PAGES
------                               ----------------------                             --------------
10.11       Martin Marietta Materials, Inc. Incentive Stock Plan (incorporated by reference to Exhibit 10.01 to the Martin Marietta Materials, Inc.
            Form 10-Q for the quarter ended June 30, 1995)

10.12       Amendment No. 1 to the Martin Marietta Materials, Inc. Incentive
            Stock Plan (incorporated by reference to Exhibit 10.01 to the Martin
            Marietta Materials, Inc. Form 10-Q for the quarter ended September
            30, 1997)

10.13       Martin Marietta Materials, Inc. Amended and Restated Stock-Based
            Award Plan (incorporated by reference to Exhibit 10.01 to the Martin
            Marietta Materials, Inc. Form 10-Q for the quarter ended March 31,
            1998)

10.14       Martin Marietta Materials, Inc. Amended and Restated Omnibus
            Securities Award Plan (incorporated by reference to Exhibit 10.02 to the Martin Marietta Materials, Inc. Form 10-Q for the quarter ended
            March 31, 1998)

10.15       Revolving Credit Agreement dated as of December 3, 1998 among Martin
            Marietta Materials, Inc. and Morgan Guaranty Trust Company of New
            York, as Agent Bank (incorporated by reference to Exhibit 99.3 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed with the Commission on December 18, 1998)

10.16 Amendment No. 1 to the Credit Agreement dated as of October 16, 1998 among Martin Marietta Materials, Inc. and Morgan Guaranty Trust
            Company of New York, as Agent Bank (incorporated by reference to
            Exhibit 99.4 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed with the Commission on December 18, 1998)

10.17 Amendment No. 2 to the Credit Agreement dated as of December 3, 1998 among Martin Marietta Materials, Inc. and Morgan Guaranty Trust
            Company of New York, as Agent Bank (incorporated by reference to
            Exhibit 99.5 to the Martin Marietta Materials, Inc. Current Report on Form 8-K, filed with the Commission on December 18, 1998)

12.01       Martin Marietta Materials, Inc. and Consolidated Subsidiaries
            Computation of Ratio of Earnings to Fixed Charges

21.01       List of Subsidiaries of Martin Marietta Materials, Inc.

23.01       Consent of Ernst & Young LLP, Independent Auditors for Martin
            Marietta Materials, Inc. and consolidated subsidiaries

23.02       Consent of Deloitte & Touche, LLP, Independent Auditors for American
            Aggregates Corporation and subsidiary

23.03       Consent of Willkie Farr & Gallagher (included in Exhibits 5.01 and
            8.01)

23.04       Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit
            5.02)

24.01       Powers of Attorney (included on page II-7)

25.01       Statement of Eligibility of First Union National Bank, Trustee

99.01       Form of Letter of Transmittal

99.02       Form of Notice of Guaranteed Delivery

99.03       Form of Letter to Clients

99.04       Form of Letter to Nominees